Filed by FB Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Franklin Financial Network, Inc.
Commission File No.: 001-36895
Date: January 21, 2020

Employee Communication
Merger Booklet:

WELCOME.
YOU’RE NOT JUST PART OF OUR MERGER.
YOU’RE PART OF OUR MISSION.

WE’RE CALLED FIRSTBANK, BUT IT’S OUR CALLING YOU’LL LOVE.

You have so much to give. Get excited about being part of the bank that gives more. We’re recognized as one of the best places to work in the Southeast. Our team lives up to the name, putting our customers and communities first. After all, you get more job satisfaction when you don’t just have a job, but a mission. You have a role in building your community.

DEAR FRANKLIN SYNERGY BANK ASSOCIATES,

Welcome to the FirstBank family! We want you to know how excited we are to come together as One Team, One Bank. Since 1906 we’ve brought our customers and communities closer to their dreams with a truly local brand of banking. What’s huge to our customers is what’s huge to us. Our mission is clear: Helping People Build A Better future.

Franklin Synergy Bank’s emphasis on customers and communities perfectly complements FirstBank’s focus on local decision making and personal relationships. And we need you. We created this booklet to answer many of your questions regarding our pending merger. We also want to share with you who FirstBank is and how together, we can create a culture that cultivates life-long relationships. We look forward to getting to know each other during this transition.

Chris Holmes
President & CEO, FirstBank

Myers Jones
CEO, Franklin Synergy Bank

TO KNOW FIRSTBANK’S CULTURE, LET’S START AT THE BEGINNING.

More than a business model, community-style banking is our way of life. Local banking is in our DNA, starting with our founding in 1906 as Farmers State Bank in Scotts Hill, Tennessee, a close-knit farming community. In 1984, Jim Ayers saw the potential of this local bank and when he purchased the original location he agreed by way of handshake to keep the name. The flagship location still stands today as Farmers State Bank. When he renamed FirstBank he brought the community way of banking, where relationships can last generations, into a new era. As our world becomes more automated, the human touch of true community-style banking draws more customers than ever.

Join us in putting a human face on local banking.
Yours.

Established 1906,
West Tennessee

FAQs ABOUT FIRSTBANK

You have questions. We have answers. We are always available to explain anything that we haven’t covered in our FAQ. Everyone at FirstBank wants to make you feel welcome during this transition. You’re learning about us, but we’re looking forward to learning about you. Share your experience, strengths, and expectations with us and let’s share FirstBank’s exciting future together.

Who is FirstBank and what is the bank’s culture?

FirstBank is a community bank that has built on its rich local history to expand into Tennessee’s most iconic cities, from Knoxville to Nashville, and from Chattanooga to Memphis. FirstBank is bringing this same style of banking to North Georgia, North Alabama and Kentucky. We’re built on the efforts of local people, local decision making and relationships that last. We know the importance of giving back to the communities where our associates and customers work and live. Giving more to our communities goes beyond banking. Our associates are part of the boards of local charitable organizations, and can often be seen working at local charity or school events, fundraisers and outreach programs.
FirstBank is a wholly owned subsidiary of FB Financial Corporation. In September 2016, FB Financial completed one of the most successful initial public stock offerings of the year and the largest bank IPO in Tennessee history. FirstBank is the third largest Tennessee-headquartered bank, with 68 full-service bank branches across Tennessee, North Alabama and North Georgia, and a national mortgage business with offices across the Southeast. FirstBank has approximately 1,400 associates, serves five of the largest metropolitan markets in Tennessee and has approximately $6 billion in total assets. After the merger of Franklin Synergy Bank and FirstBank, we expect to have consolidated assets of approximately $10 billion, ranking us the largest community bank under $25 billion in Tennessee.
“Local people making local decisions is a driving factor in FirstBank’s culture.”

Pinning Down What Puts Us on The Map.

When our customers bank local, they go places. Local banking gets them closer to their goals and dreams because they work directly with bankers who know them. We’re a local bank brand that goes the distance for customers. And that sets us miles apart.

Why have FirstBank and Franklin Synergy Bank decided to merge?

FirstBank has tremendous respect for what Franklin Synergy Bank has built in Williamson, Davidson and Rutherford Counties. We are excited to combine our two franchises to become Middle Tennessee’s leading community bank. Following our merger, we will rank as the largest bank in Williamson County, the second largest in Rutherford County, the tenth largest in Davidson County and the sixth largest in the Nashville MSA. We look forward to our combined larger platform and branch network allowing our associates to better serve our customers and the communities that they live in.

Caption:
FirstBank’s senior management building a home with Habitat for Humanity. From left to right: James Gordon, Chief Financial Officer; Wib Evans, President, FB Ventures; Jeanie Rittenberry, Director of Marketing and Communications; and Michael Mettee, CFO, Banking.

What is the process for getting regulatory and shareholder approval and when will the transaction close?

In the coming weeks, we will be submitting applications to the necessary regulatory authorities for approval, and FirstBank and Franklin Synergy Bank will work together to prepare a proxy statement/prospectus for the companies’ respective shareholders to approve the transaction. We are eagerly anticipating approval and closing in the summer of 2020, subject to receipt of the required regulatory and shareholder approvals and other customary closing conditions.

“Empowerment leads to credibility. People want to bank with people, not organizations.”

Will the Franklin Synergy Bank name change to FirstBank?

The name and signage will be changed to FirstBank when conversion is complete. We like to have fun and we look forward to planning an event to celebrate this milestone together!

When do you expect the final conversion to FirstBank (systems, signage, etc.) to be complete?

We expect to be One Team, One Bank in all respects by the end of 2020 and anticipate the transition to start in the summer with legal closing. You will begin to receive regular updates about all of this soon. We will also be available to answer any questions you may have about the merger.

Who will lead the combined bank?

Jim Ayers, Executive Chairman, and Chris Holmes, President and CEO, of FirstBank will continue to lead FirstBank. Much of Franklin Synergy Bank’s senior management team will assume various leadership roles following the merger.

What will happen to the Board of Directors?

FirstBank will add three new board members from Franklin Synergy Bank upon closing the merger.

What will happen between now and then in terms of the transition?

We are excited to have you join the FirstBank team and are committed to making this transition the best possible experience for everyone involved. FirstBank has completed mergers in the past and has demonstrated success in managing this process. Between now and closing, it is business as usual, including your reporting structure. We will be forming integration teams from both banks that will work together to explore the needs of associates, customers and the community and will implement the best in class products, services and technology to meet those needs.

Will FirstBank close any branches or offices?

Franklin Synergy Bank and FirstBank do have overlapping branches in several markets that will be consolidated as necessary. Further decisions regarding branch consolidations are expected in the coming weeks as we evaluate the combined branch footprint and the potential customer impact. We will let you know as soon as possible.
Greatly increasing our size will require additional facilities and staff for FirstBank to consistently deliver excellent service to our customers. Franklin Synergy Bank’s campus in Williamson County offers us a significant amount of needed, additional operations space within the FirstBank footprint. We have committed to maintain an operations presence in both Lexington and Franklin, Tennessee.

How will the merger affect me and my job?

It is expected that some changes will occur as part of the transition, and we will be able to better map these out after the integration teams begin their work. Where there is a duplication of job duties, it is expected that some jobs in the combined workforce may be eliminated. As we keep growing, we always have a need for talented people and are committed to treating people with respect. Those whose jobs are impacted will be given full consideration for alternate roles, or assistance with transition, which may include transfer or severance. We will share information with you regarding the specifics of the integration and any way it will affect your job as soon as it is available. In the meantime, keep doing the same great work you have been doing. We commit to making this process as open and seamless as possible.

How will the merger affect my benefits?

FirstBank recognizes benefits are an important part of being a great place to work. We offer a wide range of benefits and are developing a comparison of our plans to the one you currently have. We will always work hard to provide associates with the best benefits we can offer. We will soon produce an FAQ document specific to benefits. Meanwhile, you might want to know:
•	There will be “open enrollment” to give you the opportunity to choose the best options in medical, dental, vision and other coverage for you and your family.
•	You will be able to roll over your 401(k).
•	You will maintain your service tenure for all accrued benefits – your hire date will not change.
•	Human Resources and members of the management team will be scheduling meetings to provide answers to questions you have about compensation and benefits.
•	After closing, you will transition to FirstBank payroll and self-service portal used for timekeeping, time-off requests and more.
•	We will conduct Q and A sessions beginning soon and orientation meetings will be scheduled after closing.

What will happen to Franklin Synergy Bank’s existing customers?

FirstBank exists for the customer! We have a communication and retention plan with the goal of retaining as many customers as possible. Similar to these FAQs we’ve put together for you, we have one for customers to understand our story and community style of banking. We hope you’ll share our excitement and encourage them to stay with us for great community banking! The same customer service they are accustomed to will continue while we introduce them to FirstBank’s brand.

Is FirstBank active in the community?
Absolutely! FirstBank is passionate about the communities we serve. You’ll find our associates at everything from building homes for Habitat for Humanity to high school football games and everything in between. We have a special dedication to improving the quality of life in our communities and we hope you will join us in that effort as we expand our presence in Middle Tennessee.
In addition, Jim Ayers founded The Ayers Foundation to provide financial support for college scholarships, medical services for children, research into pre-cancer detection and diagnosis, continuing education for teachers and other charitable donations and grants. The foundation provides grant and scholarship money to further its charitable goals.

WE GIVE MORE BECAUSE OUR LEADERSHIP GETS IT.

It’s not just local decisions, it’s local commitment. These words from a handful of our Market Presidents should tell you why joining FirstBank is a good call.

 “There’s absolutely no comparison in the way we treat our customers. I am empowered to make decisions which ultimately affect the people in my community.”

John Blade, Fairview, TN

“Since joining FirstBank, I have heard ‘Do The Right Thing’ countless times. FirstBank truly means it! I am empowered and expected to exist for the customer and the community. It is a wonderful feeling to be supposed in this mission.”

Debbie Stepp, Jefferson City, TN
“We started as a community bank in West Tennessee in 1906 and never stopped offering the personal service and accessibility that made us vital to our original community. Now with assets in the billions, we have the large bank resources to fuel our local bank model.”
Tim Douglas, Nashville, TN

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS
In connection with the proposed merger, FB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”). The registration statement will contain the joint proxy statement of Franklin Financial Network, Inc. (“Franklin”) and FB Financial to be sent to the FB Financial and Franklin shareholders seeking their approvals in connection with the merger and the issuance of FB Financial common stock in the merger. The registration statement will also contain the prospectus of FB Financial to register the shares of FB Financial common stock to be issued in connection with the merger. A definitive joint proxy statement/prospectus will also be provided to FB Financial and Franklin shareholders as required by applicable law. Investors and shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, as well as any other relevant documents filed by FB Financial and Franklin with the SEC, including any amendments or supplements to the registration statement and other documents filed with the SEC, because they will contain important information about the proposed merger, Franklin, and FB Financial.  The registration statement and other documents filed with the SEC may be obtained for free on the SEC’s website (www.sec.gov). The definitive proxy statement/prospectus will also be made available for free by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com, or by contacting Franklin Investor Relations at (615) 236-8327 or investors@franklinsynergy.com. This communication does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
PARTICIPANTS IN THE SOLICITATION
FB Financial, Franklin, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FB Financial and Franklin shareholders in connection with the proposed merger under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of Franklin may be found in the definitive proxy statement for Franklin’s 2019 annual meeting of shareholders, filed with the SEC by Franklin on April 12, 2019, and other documents subsequently filed by Franklin with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available. Free copies of these documents may be obtained as described in the paragraph above.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the proposed merger with Franklin (which we refer to as the “Franklin merger”), and FB Financial’s and Franklin’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Franklin’s control. The inclusion of these forward-looking statements should not be regarded as a representation by FB Financial, Franklin or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial and Franklin caution shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the proposed Franklin merger or another acquisition may not be realized or may take longer than anticipated to be realized, (2) disruption from the proposed Franklin merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement with Franklin, (4) the failure to obtain necessary regulatory approvals for the Franklin merger, (5) the failure to obtain the approval of FB Financial and Franklin’s shareholders in connection with the Franklin merger, (6) the possibility that the costs, fees, expenses, and charges related to the Franklin merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Franklin merger to be satisfied, (8) the risks related to the integration of the combined businesses (Franklin, as well as FB Financial’s pending acquisition of FNB Financial Corp. and any future acquisitions), including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the Franklin merger, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the Franklin merger, (14) FB Financial’s ability to successfully execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the Franklin merger, and (16) general competitive, economic, political, and market conditions.  Further information regarding FB Financial, Franklin and factors which could affect the forward-looking statements contained herein can be found in FB Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission ("SEC"), and in Franklin's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.
Many of these factors are beyond FB Financial’s and Franklin’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither FB Financial nor Franklin undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial or Franklin to predict their occurrence or how they will affect FB Financial or Franklin.
FB Financial and Franklin qualify all of their forward-looking statements by these cautionary statements.

How can I ask questions and stay informed?

FirstBank will keep you updated every step of the way. If you have questions in the meantime, please contact Mandy Garland or discuss them with your manager.

FOR MORE INFORMATION ABOUT FIRSTBANK, GO TO:
FirstBankOnline.com

One Team. One Bank.